January 27th, 2009

Via EDGAR
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Kevin Dougherty, Examiner

RE:     LIQUID FINANCIAL ENGINES INC.
        AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
        FILED JANUARY 14, 2009
        FILE NO. 333-156056

Mr. Dougherty:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Liquid Financial Engines, Inc. (the "Company") on January 27th, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         We have filed the short form amendment to our Registration Statement that includes the legal opinion as referenced on Exhibit 5.1.

         There has been no change in executive compensation from 2008 to 2009.

         We have included the request for acceleration as you directed.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415.296.8510.

Sincerely,


/s/ Daniel McKelvey
-------------------
Daniel McKelvey
Chief Executive Officer

Enclosure